UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C: Offering Statement
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Driven Technologies, Inc.

Legal status of issuer

       Form
       C-corp

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       November 6, 2020

Physical address of issuer
2840 Wilderness Place, Suite G, Boulder, CO 80301

Website of issuer
https://www.ceramicspeed.com/en/driven/

Current number of employees
5

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,083,764	$2,917
Cash & Cash Equivalents	$555,647	$2,917
Accounts Receivable	$0	$0
Short-term Debt	$0	$5,300
Long-term Debt	$932,207	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$-932,207	$-2,483

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 20, 2022

DRIVEN TECHNOLOGIES, INC.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Driven Technologies, Inc. ("the Company") is a Delaware corporation, formed on November 06, 2020.

The Company is located at 5455 Spine Rd, Unit MW, Boulder, CO, 80301.

The Company's website is https://www.ceramicspeed.com/en/driven/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The bicycle market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company's Board does not hold regular meetings or keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of holding regular board meetings and keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin holding regular meetings or keeping board meeting minutes.

Driven Technologies, Inc is a spinout entity of CeramicSpeed. The purpose of DrivenTech is to further the development of CeramicSpeed's "Driven Drivetrain". Founder & CEO of Driven Technologies, Jason Smith, is currently the CTO of CeramicSpeed. The intellectual property, both tangible and intangible, relating to the Driven Drivetrain was purchased by Driven Technologies from CeramicSpeed on April 9, 2021 for $460,764. The Intellectual Property Purchase Agreement includes assets pertaining to the Driven Drivetrain and all Intellectual Property Rights of CeramicSpeed therein related to such assets.

BUSINESS

Description of the Business

Bicycle drivetrains have remained unchanged for over 100 years. Specifically, today's mechanical design of the exposed dirty chain snaking through pulleys is exactly the same technique used in the 1920's. Some may view this as an 'If it ain't broke don't fix it' approach. But cyclists have been begging for a fix; a way out of the 1920's. Enter Driven.

The Driven development program was initiated in 2017 as a collaboration between CeramicSpeed and the University of Colorado Mechanical Engineering Department. The original design intention was to achieve a 99% efficient drivetrain. By the time Driven V2 arrived, the additional benefits of an enclosed system, lighter weight, and cost effectiveness were realized.

Business Plan

As of 2019 the Cycling Industry sat at $55B per year. 2020 saw an unprecedented boom in the industry, with year-over-year segment growths ranging from 59% to 121% for 2020. The e-bike segment was more impressive, logging a 189% growth in 2020 vs 2019. The post-pandemic outlook for cycling is very optimistic, with an 84% positive industry prediction market growth will continue beyond 2021.

The bicycle drivetrain market is a $2B (2019) subset of the total cycling market. The drivetrain market directly correlates to the overall cycling market. The drivetrain market growth of 2020-2021, and post-pandemic future growth, is expected to trend with the growth of the overall cycling market.

The e-bike market segment 10 year prior growth has been substantial, aside from the 2020 pandemic boom we are presently seeing across all segments. Government subsidy and tax credit programs exist worldwide for e-bikes. In the US specifically, on Feb 14th 2020, Congress proposed a 30% tax credit for the purchase of an e-bike. Based on the legislation being introduced and already in place, the e-bike segment is predicted to continue heavy growth, beyond the growth of traditional non electric bicycles.

The bicycle drivetrain market is heavily dominated by two manufacturers. While these manufacturers are solidly entrenched, it is felt their business models rely on lower-risk evolutionary advancements, versus revolutionary product development.

Given the market growth, and competitive landscape, this could be considered perfect timing for a small, nimble, and innovative manufacturer to carve out a portion of the $2B+ drivetrain market.

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jason Smith	CEO - November 2020 - Present	Driven - CEO: Responsible for management and leadership of the company, including product development responsibilities. Prior to Driven - CTO of CeramicSpeed: Responsible for engineering R&D, new product development.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,000,000	YES	N/A	N/A	100%	N/A

The Company has the following debt outstanding:

Previous Offering	Date of Previous Offering	Type of Securities Offered	Amount of Securities Sold
Crowd Note	June 5, 2021	Convertible Note	$1,038,491

Ownership

A majority of the Company is owned by one entity. That entity is CeramicSpeed Sporten A/S.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
CeramicSpeed Sporten A/S	800,000 Common Shares	40%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Driven Technologies, Inc., formed on November 6, 2020 in the state of Delaware. The financial statements of Driven Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado.

Driven Technologies, Inc is a spinout entity of CeramicSpeed. The purpose of DrivenTech is to further the development of CeramicSpeed's "Driven Drivetrain". The Driven Drivetrain is a new style of bicycle drivetrain.

Liquidity and Capital Resources

The Company has approximately $555,647 in cash on hand as of 12/31/2021 which will be used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, reader should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Reader should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
PWe have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Crowd Note	June 5, 2021	Regulation CF	Convertible Note	$1,038,491	Continuing working capital

Dilution

When the Company issues more shares (or additional equity interests), the percentage of the Company that investors own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jason Smith
_____
(Signature)

Jason Smith
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jason Smith
_____
(Signature)

Jason Smith
_____
(Name)

Chief Executive Officer
_____
(Title)

May 20,, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Management Report

Driven Technologies, Inc.

For the period ending December 31st, 2021

Prepared by:
The Sunderland Group, Inc.

Prepared on:
April 29th, 2022

For management use only – no assurance is provided.

Driven Technologies, Inc.
Statement of Assets, Liabilities, & Equity - Accrual Basis
As of December 31, 2021

	12/31/2021
ASSETS	
Current Assets	
Bank Accounts	
1010 Checking	70,840
1020 Savings	484,807
Total Bank Accounts	**555,647**
Total Current Assets	**555,647**
Fixed Assets	
1540 Equipment	40,353
1590 Accumulated Depreciation	(8,071)
1600 CS Sporten IP	460,764
1690 Accumulated Amortization	(23,038)
Total Fixed Assets	**470,008**
Other Assets	
1510 Product Development	27,786
1900 Security Deposit	30,322
Total Other Assets	**58,109**
TOTAL ASSETS	**1,083,764**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,667
Total Accounts Payable	**5,667**
Total Current Liabilities	**5,667**
Long-Term Liabilities	
2855 Convertible Note - SeedInvest	932,207
Total Long-Term Liabilities	**932,207**
Total Liabilities	**937,873**
Equity	
3900 Common Stock	1,000
3910 Additional Paid-In Capital	486,100
3990 Retained Earnings	
Net Income	(341,209)
Total Equity	**145,891**
TOTAL LIABILITIES AND EQUITY	**1,083,764**

*****No assurance is provided on these financial statements.**

Driven Technologies, Inc.
Statement of Revenues & Expenses - Accrual Basis
For the year ended December 31, 2021

	2021
Income	
Total Income	
Gross Profit	-
Expenses	
5500 Salaries - Employees	65,865
5550 Salaries - Officer	72,917
5560 Taxes - Payroll	11,436
6000 Advertising & Promotion	7,406
6100 Bank Charges	331
6160 Contract Labor	56,066
6190 Computer Supplies	4,153
6320 Insurance - Gen Liability	1,271
6360 Janitorial	2,110
6400 Legal & Professional Fees	18,511
6440 Office Expenses	19,027
6450 Outside Services	402
6480 Postage & Delivery	663
6520 Rent	32,008
6780 Telecommunications	1,321
6820 Travel	3,009
6830 Travel - Mileage Reimbursement	130
6835 Website Expense	170
6845 Employer Provided Meals	5,366
6860 Utilities	2,008
Total Expenses	**304,171**
Net Operating Income	**(304,171)**
Other Income	
9030 Interest Income	553
Total Other Income	**553**
Other Expenses	
6200 Depreciation	8,071
6210 Amortization	23,038
9999 N/D Expense	6,483
Total Other Expenses	**37,591**
Net Other Income	**(37,039)**
Net Income	**(341,209)**

*****No assurance is provided on these financial statements.***

Driven Technologies, Inc.
Statement of Cash Flows
For the year ended December 31, 2021

	Total
OPERATING ACTIVITIES	
Net Income	(341,209)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1590 Accumulated Depreciation	8,071
1600 CS Sporten IP	(460,764)
1690 Accumulated Amortization	23,038
1510 Product Development	(27,786)
Accounts Payable (A/P)	5,667
2510 Short Term Note - J Smith	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(451,775)**
Net cash provided by operating activities	**(792,984)**
INVESTING ACTIVITIES	
1540 Equipment	(40,353)
1900 Security Deposit	(30,322)
Net cash provided by investing activities	**(70,675)**
FINANCING ACTIVITIES	
2855 Convertible Note - SeedInvest	932,207
3900 Common Stock	1,000
3910 Additional Paid-In Capital	486,100
Net cash provided by financing activities	**1,419,307**
Net cash increase for period	**555,647**
Cash at end of period	**555,647**

***No assurance is provided on these financial statements.*

Driven Technologies, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2021

	Date	Transaction Type	Num	Memo/Description	Account	Split	Amount	Balance
Common Stock								
	12/31/2021	Journal Entry	TSGI1221-01	to capture activity from 2021 - CeramicSpeed Sporten Purchase of 800,000 Shares	3900 Common Stock	-Split-	475,000.00	475,000.00
	12/31/2021	Journal Entry	TSGI1221-01	to capture activity from 2021 - CeramicSpeed Digital Purchase of 100,000 Shares	3900 Common Stock	-Split-	12,000.00	487,000.00
	12/31/2021	Journal Entry	TSGI1221-04	to reclass short-term note balance as purchase of 100,000 shares at par value of $0.001 (J Smith)	3900 Common Stock	-Split-	100.00	487,100.00
	12/31/2021	Journal Entry	TSGI1221-04	to recognize APIC on 800,000 shares purchased by CS Sporten	3900 Common Stock	-Split-	-474,200.00	12,900.00
	12/31/2021	Journal Entry	TSGI1221-04	to recognize APIC on 100,000 shares purchased by CS Digital	3900 Common Stock	-Split-	-11,900.00	1,000.00
Total for Common Stock							$ 1,000.00	
TOTAL							$ 1,000.00	

Driven Technologies, Inc.
Trial Balance
As of December 31, 2021

	Debit	Credit
1010 Checking	70,839.80	
1020 Savings	484,807.34	
1540 Equipment	40,353.09	
1590 Accumulated Depreciation		8,070.62
1600 CS Sporten IP	460,764.00	
1690 Accumulated Amortization		23,038.20
1510 Product Development	27,786.48	
1900 Security Deposit	30,322.20	
Accounts Payable (A/P)		5,666.73
2855 Convertible Note - SeedInvest		932,206.64
3900 Common Stock		1,000.00
3910 Additional Paid-In Capital		486,100.00
5500 Salaries - Employees	65,865.40	
5550 Salaries - Officer	72,916.69	
5560 Taxes - Payroll	11,436.42	
6000 Advertising & Promotion	7,405.70	
6100 Bank Charges	330.96	
6160 Contract Labor	56,066.14	
6190 Computer Supplies	4,152.87	
6320 Insurance - Gen Liability	1,271.46	
6360 Janitorial	2,110.00	
6400 Legal & Professional Fees	18,511.26	
6440 Office Expenses	19,026.57	
6450 Outside Services	402.00	
6480 Postage & Delivery	663.42	
6520 Rent	32,007.73	
6780 Telecommunications	1,321.04	
6820 Travel	3,008.65	
6830 Travel - Mileage Reimbursement	130.00	
6835 Website Expense	170.22	
6845 Employer Provided Meals	5,366.33	
6860 Utilities	2,007.70	
9030 Interest Income		552.72
6200 Depreciation	8,070.62	
6210 Amortization	23,038.20	
9999 N/D Expense	6,482.62	
TOTAL	1,456,634.91	1,456,634.91

***No assurance is provided on these financial statements.*